U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☐   Form 10-K    ☐  Form 20-F   ☐  Form 11-K   ☒   Form 10-Q  ☐  Form N-SAR

      For period ended: November 30, 2007

      ☐  Transition Report on Form 10-K

      ☐  Transition Report on Form 20-F

      ☐  Transition Report on Form 11-K

      ☐  Transition Report on Form 10-Q

      ☐  Transition Report on Form N-SAR

      For the Transition Period Ended:   N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	EN2GO International, Inc.

SEC File No:	000-50480

Address of Principal Executive Office:	4128 Colfax Avenue

City, State and Zip Code:	Studio City, California 91604

PART II

RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended November 30, 2007 by the prescribed due date due to unexpected delays in the completion of its financial statements, and the resulting inability of the Registrant's registered public accounting firm to complete its review of the financial statements by the prescribed due date.  It is anticipated that the Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date for the report.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

       Paul Fishkin       (818) 985 2417

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

       ☒  Yes         ☐  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       ☐  Yes         ☒  No

EN2GO International, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: January 14, 2008

By: /s/ Paul Fishkin

Paul Fishkin,

Chief Executive Officer and

(Principal Executive Officer)

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